SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Virios Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

92829J104
(CUSIP Number)

44 Milton Avenue, Alpharetta, Georgia, 30009 (866) 620-8655, Angela Walsh, Sr. VP, Secretary, Treasurer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Corday
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,263,198
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,263,198
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,263,198
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.9%
12.	Type of Reporting Person (See Instructions) Individual

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ITEM 1:

(a) Name of Issuer:

Virios Therapuetics, Inc.

44 Milton Ave, Alpharetta, Georgia 30009

ITEM 2:

(a) Name of Person Filing:

Brian Corday

(b) Address of Principal Business Office or, if None, Residence:

415 Cullingworth Drive, Johns Creek, Georgia 30022

(c) Citizenship:

USA

(d) Title of Class of Securities:

Common Stock, par value $0.001

(e) CUSIP Number:

92829J104

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ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

ITEM 4: OWNERSHIP.

(a) Amount beneficially owned: 1,263,198

(b) Percent of class: 6.9%

(c) Number of shares as to which the person has: 1,263,198

(i)	Sole power to vote or to direct the vote	1,263,198
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of	1,263,198
(iv)	Shared power to dispose or to direct the disposition of

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

ITEM 10: CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023	By:	/s/ Brian Corday
Signature

Brian Corday
Name/Title

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